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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the Month of November 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐ No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2002

EDP- Electricidadé de Portugal
By:	/s/ FRANCISCO DE LA FUENTE SÁNCHEZ Name: Francisco de la Fuente Sánchez Title: Director

[EDP LETTERHEAD]

ONI receives proposals for the acquisition of
OniWay's assets and share capital

EDP confirms that its subsidiary Oni, SGPS, S.A. ("Oni") has received today three formal proposals by Vodafone, TMN and Optimus for the acquisition of a significant part of Oni Way's operating assets. In addition, Vodafone also proposed to acquire the whole of Oni Way's share capital.

The proposals are valid for five days and are subject to the negotiation and signing of the respective contracts, which should include certain conditions precedent.

The proposals submitted by the three operators are being analysed by Oni, its Board of Directors and Shareholders, who will diligently inform the market, upon the analysis of the abovementioned proposals, and as soon as a final decision is reached.

EDP—ELECTRICIDADE DE PORTUGAL, S.A.

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SIGNATURES